Exhibit 99.1

Mobilicom Limited
Appendix 4E
Preliminary (unaudited) final report

1. Company details

Name of entity:	Mobilicom Limited
ABN:	26 617 155 978
Reporting period:	For the year ended 31 December 2022
Previous period:	For the year ended 31 December 2021

2. Results for announcement to the market

			$
Revenues from ordinary activities	down	35.0% to	2,327,058

Loss from ordinary activities after tax attributable to the owners of Mobilicom Limited	down	78.9% to	(571,985)

Loss for the year attributable to the owners of Mobilicom Limited	down	78.9% to	(571,985)

Dividends

There were no dividends paid, recommended or declared during the current financial period.

Comments

The loss for the consolidated entity after providing for income tax amounted to $571,985 (31 December 2021: $2,704,845).

Revenues

Total revenue for the 2022 financial year decreased to $2,327,058 (35%) from the corresponding period (31 December 2021: $3,578,603).

The decrease in revenue for the period was mainly due to supply chain challenges negatively affecting customers’ production capabilities, which resulted in lower orders for Mobilicom’s products and services. Furthermore, supply chain challenges limited the company’s ability to deliver on existing orders.

Total government grants of $923,033, up 17% on the prior corresponding period (31 December 2021: $787,544).

At 31 December 2022, the backlog to be delivered and invoiced in 2023 totalled $620,000.

Expenses

Total expenses increased by 44% to $8,159,896 compared to the prior corresponding period (31 December 2021: $5,686,202).

Sales and marketing expenses increased by 46% to $2,415,883 compared to prior corresponding period (31 December 2021: $1,657,958). The company increased its sale and marketing investment efforts, mainly in the U.S. and Europe drone and robotics markets, as also stated in the company’s Nasdaq listing prospectus (under key growth strategies). The success of this investment was reflected as increase in the number of our design wins and an increase to 8 in the number of Tier-1 customers we are engaged with.

General and administrative expenses increased by 84% to $2,535,610 compared to prior corresponding period (31 December 2021: $1,376,829) mainly as a result of the Nasdaq listing related costs, as well as certain non-recurring costs.

Statement of financial position

Cash reserves at year end were $18,976,542 (31 December 2021: $3,996,300) and net assets amounted to $17,639,620 (31 December 2021: $3,329,119).

Net cash used in operating activities during 2022 was $4,497,493. This, with the cash reserves balance of $18,976,542, will allow the company sufficient funding to supports the company’s growth and strategic plans execution.

Mobilicom Limited
Appendix 4E
Preliminary (unaudited) final report

3. Net tangible assets

	Reporting period	Previous period
	Cents	Cents
Net tangible assets per ordinary security	1.33	1.04

4. Control gained over entities

Not applicable.

5. Loss of control over entities

Not applicable.

6. Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

There were no dividends paid, recommended or declared during the previous financial period.

7. Dividend reinvestment plans

Not applicable.

8. Details of associates and joint venture entities

Not applicable.

9. Foreign entities

Details of origin of accounting standards used in compiling the report:

Not applicable.

10. Audit qualification or review

Details of audit/review dispute or qualification (if any):

The unaudited summary financial statements of Mobilicom Limited for the financial year ended 31 December 2022 are attached. At the time of issuing this Appendix 4E, the audit procedures are ongoing.

11. Attachments

Details of attachments (if any):

The preliminary (unaudited) financial statements report of Mobilicom Limited for the year ended 31 December 2022 is attached.

Mobilicom Limited
Appendix 4E
Preliminary (unaudited) final report

12. Signed

Signed	/s/ Oren Elkayam	Date: 28 February 2023
Oren Elkayam
Chairman and Managing Director

Mobilicom Limited

ABN 26 617 155 978

Preliminary (Unaudited) Financial Statements - 31 December 2022

Mobilicom Limited
Corporate directory
31 December 2022

Directors	Oren Elkayam (Chairman and Managing Director)
Yossi Segal (Executive Director)
Campbell McComb (Non-executive Director)
Jonathan Brett (Non-executive Director)

Company secretary	Justin Mouchacca

Registered office	C/- JM Corporate Services
Level 21
459 Collins Street
Melbourne, VIC 3000
Ph: 03 8630 3321

Share register	Boardroom Pty Limited
Level 12, 225 George Street
Sydney, NSW, 2000
Ph: 1300 737 760 (within Australia)
Ph: +61 2 9290 9600

Auditor	BDO Audit Pty Ltd
Collins Square, Tower 4
Level 18, 727 Collins Street
Melbourne, Victoria, 3008

Stock exchange listing	Mobilicom Limited shares are listed on the Australian Securities Exchange (ASX code: MOB)

Website	https://mobilicom-ltd.com.au

Corporate Governance Statement	https://mobilicom-ltd.com.au/charters/

Mobilicom Limited
Consolidated statement of profit or loss and other comprehensive income
For the year ended 31 December 2022

		Consolidated
		31 December 2022	31 December 2021
	Note	$	$

Revenue		2,327,058	3,578,603

Cost of sales		(1,089,334)	(1,192,461)

Government grants		923,033	787,544
Interest received		168,843	1,580
Foreign exchange gains/(losses)		1,503,831	(184,743)
Fair value gain from financial liability		3,768,466	-
Other income		6,364,173	604,381

Expenses
Selling and marketing expenses		(2,415,883)	(1,657,958)
Research and development		(2,505,082)	(2,374,700)
General and administration expenses		(2,535,610)	(1,376,829)
Share based payments		(309,256)	(223,171)
Finance costs		(394,065)	(53,544)

Loss before income tax expense		(557,999)	(2,695,679)

Income tax expense		(13,986)	(9,166)

Loss after income tax expense for the year attributable to the owners of Mobilicom Limited		(571,985)	(2,704,845)

Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans		366,517	(34,197)

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		(925,913)	206,363

Other comprehensive income for the year, net of tax		(559,396)	172,166

Total comprehensive income for the year attributable to the owners of Mobilicom Limited		(1,131,381)	(2,532,679)

		Cents	Cents

Basic losses per share	7	(0.09)	(0.91)
Diluted losses per share	7	(0.09)	(0.91)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of financial position
As at 31 December 2022

		Consolidated
		31 December 2022	31 December 2021
	Note	$	$

Assets

Current assets
Cash and cash equivalents		18,976,542	3,996,300
Trade and other receivables		828,351	695,541
Inventories		617,371	490,990
Total current assets		20,422,264	5,182,831

Non-current assets
Property, plant and equipment		135,878	152,571
Right-of-use assets		426,817	610,197
Total non-current assets		562,695	762,768

Total assets		20,984,959	5,945,599

Liabilities

Current liabilities
Trade and other payables		1,608,846	1,151,455
Lease liabilities		333,850	305,414
Financial Liability	2	1,097,520	-
Total current liabilities		3,040,216	1,456,869

Non-current liabilities
Lease liabilities		95,403	336,246
Employee benefits		203,636	818,190
Governmental liabilities on grants received		6,084	5,175
Total non-current liabilities		305,123	1,159,611

Total liabilities		3,345,339	2,616,480

Net assets		17,639,620	3,329,119

Equity
Issued capital	3	41,636,762	26,504,136
Reserves		598,057	943,297
Accumulated losses		(24,595,199)	(24,118,314)

Total equity		17,639,620	3,329,119

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of changes in equity
For the year ended 31 December 2022

	Issued capital	Share based payments reserve	Foreign currency translation reserves	Re-measurement reserves	Accumulated losses	Total equity
Consolidated	$	$	$	$	$	$

Balance at 1 January 2021	22,884,795	1,046,869	198,160	(474,752)	(21,635,786)	2,019,286

Loss after income tax expense for the year	-	-	-	-	(2,704,845)	(2,704,845)
Other comprehensive income for the year, net of tax	-	-	206,363	(34,197)	-	172,166

Total comprehensive income for the year	-	-	206,363	(34,197)	(2,704,845)	(2,532,679)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 3)	3,619,341	-	-	-	-	3,619,341
Share-based payments	-	223,171	-	-	-	223,171
Expiry of options	-	(46,425)	-	-	46,425	-
Cancellation of options	-	(8,806)	-	-	8,806	-
Re-allocation between accumulated loses and foreign currency reserve	-	-	(167,086)	-	167,086	-

Balance at 31 December 2021	26,504,136	1,214,809	237,437	(508,949)	(24,118,314)	3,329,119

	Issued capital	Share based payments reserve	Foreign currency translation reserves	Re-measurement reserves	Accumulated losses	Total equity
Consolidated	$	$	$	$	$	$

Balance at 1 January 2022	26,504,136	1,214,809	237,437	(508,949)	(24,118,314)	3,329,119

Loss after income tax expense for the year	-	-	-	-	(571,985)	(571,985)
Other comprehensive income for the year, net of tax	-	-	(925,913)	366,517	-	(559,396)

Total comprehensive income for the year	-	-	(925,913)	366,517	(571,985)	(1,131,381)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 3)	15,132,626	-	-	-	-	15,132,626
Share-based payments	-	309,256	-	-	-	309,256
Expiry of options	-	(95,100)	-	-	95,100	-

Balance at 31 December 2022	41,636,762	1,428,965	(688,476)	(142,432)	(24,595,199)	17,639,620

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of cash flows
For the year ended 31 December 2022

		Consolidated
		31 December	31 December
		2022	2021
	Note	$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)		2,670,178	3,977,275
Interest received		-	1,580
Payments to suppliers and employees (inclusive of GST)		(8,172,456)	(6,572,578)
Interest and other finance costs paid		(88,000)	-
Government grants received		923,942	787,544
Interest received		168,843	-

Net cash used in operating activities		(4,497,493)	(1,806,179)

Cash flows from investing activities
Payments for property, plant and equipment		(22,164)	-
Proceeds from disposal of property, plant and equipment		-	(30,534)

Net cash used in investing activities		(22,164)	(30,534)

Cash flows from financing activities
Proceeds from issue of shares	3	22,450,965	3,840,000
Share issue transaction costs		(2,615,470)	(220,659)
Repayment of lease liabilities		(335,596)	(250,983)

Net cash from financing activities		19,499,899	3,368,358

Net increase in cash and cash equivalents		14,980,242	1,531,645
Cash and cash equivalents at the beginning of the financial year		3,996,300	2,464,655

Cash and cash equivalents at the end of the financial year		18,976,542	3,996,300

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 1. General information

The financial statements cover Mobilicom Limited as a Group consisting of Mobilicom Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Mobilicom Limited’s functional and presentation currency.

The functional currency of Mobilicom Limited’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels.

Mobilicom Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

C/- JM Corporate Services	Level 21, 459 Collins Street
Level 21, 459 Collins Street	Melbourne, Victoria, 3000
Melbourne, Victoria, 3000	Australia
Australia

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

Note 2. Current liabilities - Financial liability

	Consolidated
	31 December 2022	31 December 2021
	$	$

Financial liability at fair value through profit or loss	1,097,520	-

On 25 August 2022 the Company completed its US listing via the issue of 3,220,338 ADRs (American Depository Shares) and the accompanying 3,220,338 warrants for a total consideration of USD 13,299,996. One ADR represents 275 ordinary shares in the Company. One warrant gives the holder the right to purchase one ADR share. The warrants have a 5 year term and can be exercised at any time before expiry date on 24 August 2027.

Note 3. Equity - issued capital

	Consolidated
	31 December	31 December	31 December	31 December
	2022	2021	2022	2022
	Shares	Shares	$	$

Ordinary shares - fully paid	1,331,279,665	321,936,715	41,636,762	26,504,136

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 3. Equity - issued capital (continued)

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Balance	1 January 2021	257,936,715		22,884,795
Placement	17 May 2021	64,000,000	$0.06	3,840,000
Capital raising costs		-	-	(220,659)

Balance	31 December 2021	321,936,715		26,504,136
Issue of NASDAQ IPO shares (net of warrant fair value)	29 August 2022	885,592,950	$0.015	13,662,563
Exercise of 450,000 NASDAQ warrants	31 August 2022	123,750,000	$0.026	4,085,533
Capital raising costs		-	-	(2,615,470)

Balance	31 December 2022	1,331,279,665		41,636,762

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital risk management

The consolidated entity’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current Company’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

The consolidated entity is subject to certain financing arrangements covenants and meeting these is given priority in all capital risk management decisions. There have been no events of default on the financing arrangements during the financial year.

Accounting policy for issued capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 4. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 5. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in:

		Ownership interest
	Principal place of business /	31 December 2022	31 December 2021
Name	Country of incorporation	%	%

Mobilicom Ltd (“Mobilicom Israel”)	Israel	100.00%	100.00%
Mobilicom Inc	United States	100.00%	-

In late December 2022 and following the Company’s listing on NASDAQ and increased operations in the United States, the Company incorporated a wholly owned subsidiary Mobilicom Inc, a Delaware incorporated Company. As at 31 December 2022, there were no significant operations which commenced as the Company was in an incorporation phase.

Note 6. Events after the reporting period

No matter or circumstance has arisen since 31 December 2022 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 7. Losses per share

	Consolidated
	31 December 2022	31 December 2021
	$	$

Loss after income tax attributable to the owners of Mobilicom Limited	(571,985)	(2,704,845)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	664,158,704	297,914,797

Weighted average number of ordinary shares used in calculating diluted earnings per share	664,158,704	297,914,797

	Cents	Cents

Basic losses per share	(0.09)	(0.91)
Diluted losses per share	(0.09)	(0.91)

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion in AASB 133 “Earnings per Share”. The rights to options are non-dilutive as the consolidated entity is loss generating.